EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

The following is a list of subsidiaries of the Company as of December 31, 2011, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Where Incorporated
ICO Global Communications (Operations) Limited	Cayman Islands
Pendrell Technologies LLC	United States
ContentGuard Holdings, Inc.	United States
Ovidian Group, LLC	United States